UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021	Commission File Number: 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: October 13, 2021	/s/ Kyle Kazan
	By:	Kyle Kazan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form (Fiscal Year Ended December 31, 2020)

99.2	Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the Year Ended December 31, 2020 and the Period from April 16, 2019

99.3	Alberta Participation Fee Management Certification dated March 29, 2021

99.4	Audited Financial Statements for the Year Ended December 31, 2020 and April 16, 2019 to December 31, 2019

99.5	Ontario Participation Fee Management Certification Dated March 29, 2021

3